EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT AND JURISDICTION

OF INCORPORATION OR ORGANIZATION

Caire, Inc.	Delaware
Chart Asia, Inc.	Delaware
Chart Australia Pty LTD	Australia
Chart Biomedical Limited	U.K.
Chart Cryogenic Equipment (Changzhou) Co., Ltd.	China
Chart Cryogenic Equipment (Zhangjiagang) Co., Ltd.	China
Chart Europe GmbH	Germany
Chart Heat Exchangers Limited	U.K.
Chart Heat Exchangers Limited Partnership	Delaware
Chart Inc. (1)	Delaware
Chart International, Inc. (1)	Delaware
Chart International Holdings, Inc.	Delaware
Chart Leasing, Inc. (1)	Ohio
Chart Management Company, Inc. (1)(2)	Ohio
Coastal Fabrication, LLC	Delaware
CoolTel, Inc.	Delaware
Ferox A.S.	Czech Republic
Ferox GmbH	Germany
GTC of Clarksville, LLC	Delaware
NexGen Fueling, Inc.	Delaware

(1)	Direct subsidiary of Registrant. All other subsidiaries are indirect subsidiaries of the Registrant.

(2)	General partner for Chart Heat Exchangers Limited Partnership, a Delaware limited partnership.